Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Wolverine Securities, LLC
(An Illinois Limited Liability Company)

December 31, 2018

Filed as public pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W Jackson Boulevard, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula 312-884-3724 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
JOSEPH J TUCKER
Notary Public - State of Illinois
My Commission Expires Apr 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

	Page
Report of Independent Registered Public Accounting Firm	4
Financial Statement	
Statement of financial condition	5
Notes to the financial statement	6

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wolverine Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wolverine Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wolverine Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wolverine Securities, LLC's management. Our responsibility is to express an opinion on Wolverine Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wolverine Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Wolverine Securities, LLC's auditor since 2015.



Bradford R. Dooley & Associates

Chicago, Illinois
March 1, 2019

Wolverine Securities, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
Year ended December 31, 2018

ASSETS

Cash	$114,986
Receivables from clearing broker	10,150,428
Trading securities owned, at fair value	24,308,092
Property and equipment, at cost (net of accumulated depreciation of $153,388)	48,175
Other assets	10,000
TOTAL ASSETS	**$34,631,681**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Trading securities sold, not yet purchased, at fair value	$24,489,689
Due to affiliates	61,366
Accounts payable and accrued expenses	1,165,788
Total liabilities	25,716,843
Member's equity	8,914,838
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$34,631,681**

The accompanying notes are an integral part of this statement.

Wolverine Securities, LLC
(an Illinois limited liability company)
NOTES TO THE FINANCIAL STATEMENT
December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Securities, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 9, 2014.

On March 16, 2015, the Company was approved by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business as a wholesale market maker in Reg NMS equity securities. The Company solicits business primarily from order sending firms, providing execution services to clients while committing firm capital in a principal capacity. The Company interacts with equity markets both on and off exchange as a means of sourcing liquidity and managing risk.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation methods.

Maintenance and repairs are expensed as incurred. Expenditures, which materially extend the original lives of assets, are capitalized and amortized over their useful lives.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy, see Note D.

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual member.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current U.S. GAAP. The new standard is effective for fiscal years beginning after December 15, 2018. The Company has determined that this standard has no impact on the financial statements as the Company maintains no lease obligations. Any future lease agreements would be subject to this standard.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS

ABN AMRO Clearing Chicago LLC (ABN AMRO) acts as a clearing broker for the Company under an agreement. Cash on deposit with the clearing broker satisfy any existing margin requirements. Balances at clearing broker consist of cash on deposit as of December 31, 2018.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker.

Receivable from clearing broker at December 31, 2018 consists of cash on deposit. Securities owned, cash and financial instruments held at the Company's clearing broker collateralize securities sold, not yet purchased and amounts due to clearing broker, if any, and may serve to satisfy regulatory capital or margin requirements.

NOTE D - FINANCIAL INSTRUMENTS

The Company engages in proprietary trading of equity securities, acting mainly as a market maker. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis in amounts specified by each respective exchange.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by management by buying or selling instruments or entering into offsetting positions.
The fair market value of the Company's equity security assets and liabilities are $24,308,092 and $24,489,689, respectively, as of December 31, 2018, and deemed Level 1 investments.

As of December 31, 2018, the Company had no Level 2 or Level 3 assets or liabilities.

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2018, the Company had payable balances of $26,348 to Wolverine Trading, LLC, the Parent, $33,120 to Wolverine Execution Services, LLC, and $1,898 to Wolverine Trading Technologies, LLC, each of which is an affiliated entity, and recorded as due to affiliates on the statement of financial condition. There is no interest expense provided on these unsecured advances, and repayments are to be made at the discretion of the Parent and affiliate as appropriate.

The Parent provides administrative support to the Company.

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018, consists of computer hardware and software of $201,563 with accumulated depreciation of $153,388.

NOTE G - NET CAPITAL REQUIREMENTS

The Company, acting as a dealer and market maker is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). The Company has elected to operate under the alternative net capital rule and is therefore required to maintain, "adjusted net capital" equal to or greater than $250,000 as defined. Adjusted net capital changes from day to day, but at December 31, 2018, the Company had adjusted net capital and excess net capital of $8,834,593 and $8,584,593 respectively, as calculated under Rule 15c3-1. The net capital rule may effectively restrict the payment of member withdrawals.

NOTE H - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation and arbitration matters. When such matters arise, they are vigorously defended and numerous meritorious defenses tend to exist. As of December 31, 2018, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position or results of operations.

NOTE I - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the Financial Accounting Standards Board Accounting Standards Codification 855, *Subsequent Events,* management has evaluated subsequent events through March 1, 2019, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.